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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No. 3)

                            National Processing, Inc.
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                              (Name of the Issuer)

                            National City Corporation
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                    (Name of the Person(s) Filing Statement)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                   637229 10 5
                      (CUSIP Number of Class of Securities)

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                             DAVID L. ZOELLER, ESQ.
                            NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                 With a copy to:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                               901 LAKESIDE AVENUE
                               CLEVELAND, OH 44114
                                 (216) 586-3939
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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
         [ ]  (a)   The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C, or Rule
                    13e-3(c) under the Securities Exchange Act of 1934.
         [ ]  (b)   The filing of a registration statement under the Securities
                    Act of 1933.
         [X]  (c)   A tender offer.
         [ ]  (d)   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]



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                                  INTRODUCTION

         This Amendment No. 3 to the Rule 13E-3 Transaction Statement (as amended by Amendment No. 1, filed on June 30, 1999, and Amendment No. 2, filed on July 23, 1999, the "Schedule 13E-3") relates to a tender offer by National City Corporation, a Delaware corporation (the "Purchaser"), to purchase any and all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), not currently owned by the Purchaser, for a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as amended from time to time, the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14-D-1") filed by the Purchaser with the Securities and Exchange Commission on June 28, 1999. This Amendment No. 3 to Schedule 13E-3 is being filed by the Purchaser.


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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         Item 10(a)-(b) of the Schedule 13E-3 is hereby amended and supplemented by the following:

         The Offer, which had been conditioned upon, among other things, there being validly tendered and not properly withdrawn, a number of Shares representing a majority of Shares not owned by the Purchaser, expired at 12:00 midnight, New York City time, on Monday, July 26, 1999. Because the Minimum Condition was not met, no Shares were purchased pursuant to the Offer. The Purchaser currently owns 44,365,400 Shares, representing 87.6% of the outstanding Shares, and currently has no intention to acquire additional Shares.

ITEM 16. ADDITIONAL INFORMATION.

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented by the following:

         On July 27, 1999, the Purchaser issued a press release, a copy of which is included as exhibit (d)(10) hereto and incorporated herein by reference, which announced the expiration of the Offer without any Shares being purchased.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibit:

         (d)(10) Press release issued by the Purchaser on July 27, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 1999                         NATIONAL CITY CORPORATION



                                             By: /s/ Carlton E. Langer
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                                                 Name: Carlton E. Langer
                                                 Title: Vice President and
                                                        Assistant Secretary


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                                  EXHIBIT INDEX



EXHIBIT
NUMBER                               DESCRIPTION
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(d)(10)              Press release issued by the Purchaser on July 27, 1999.


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